UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Global Business Travel Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37890B 100

(CUSIP Number)

Laureen E. Seeger, Esq. Chief Legal Officer American Express Company 200 Vesey Street New York, New York 10285 (212) 640-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37890B 100

(1)	Name of Reporting Person American Express Company
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 157,786,199
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 157,786,199
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 157,786,199
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 34.0% (1)
(14)	Type of Reporting Person (See Instructions) CO
(1) Based on 464,369,867 shares of Class A Common Stock issued and outstanding, including 69,921,386 shares of Class A Common Stock issued and outstanding as of as of May 31, 2023 and giving effect to the 394,448,481 shares of Class B Common Stock issued and outstanding as of that date that were exchanged for an equal number of shares of Class A Common Stock in connection with the Corporate Simplification (as defined in Item 4, below).

SCHEDULE 13D

CUSIP No. 37890B 100

EXPLANATORY NOTE:

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on June 6, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A common stock. Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following:

The responses to Items 5 and 6 of this Amendment are incorporated into this Item 4 by reference.

On July 10, 2023, the Issuer completed a series of transactions that simplify the organizational structure of the Issuer by eliminating the Issuer’s umbrella partnership-C corporation (“UP-C”) structure (the “Corporate Simplification”).

The Issuer’s UP-C structure was established pursuant to the Business Combination Agreement. Following the consummation of the transactions contemplated by the Business Combination Agreement, Juweel, Amex HoldCo. and Expedia (together with Juweel and Amex HoldCo., the “Legacy Stockholders”) collectively owned all of the issued and outstanding shares of Class B Common Stock of the Issuer and the same number of B Ordinary Shares of JerseyCo (together with Class B Common Stock, “B Shares”). Prior to the Corporate Simplification, the other stockholders of the Issuer collectively owned all of the issued and outstanding shares of Class A Common Stock of the Issuer. Each of the Legacy Stockholders obtained the contractual right to cause JerseyCo to redeem B Ordinary Shares (with the concurrent surrender for cancellation of an equal number of shares of Class B Common Stock) in exchange for the issuance by the Issuer to such Legacy Stockholder of an equal number of shares of Class A Common Stock pursuant to the Exchange Agreement. The Exchange Agreement also provides the Issuer with the right to elect that such exchange be effected by the Legacy Stockholders transferring their B Shares directly to the Issuer in exchange for the issuance by the Issuer to such Legacy Stockholders of shares of Class A Common Stock. Each of the Legacy Stockholders also own C ordinary shares of JerseyCo (“C Ordinary Shares”). Pursuant to the Business Combination Agreement and prior to the Corporate Simplification, each of the C Ordinary Shares owned by the Legacy Stockholders would convert into an equal number of shares of Class B Common Stock and B Ordinary Shares upon the trading price of a share of Class A Common Stock meeting certain price thresholds over a certain period of time, each as set forth in the Business Combination Agreement.

As part of the Corporate Simplification, Amex HoldCo. and the other Legacy Stockholders concurrently exercised their rights under the Exchange Agreement by making an Unrestricted Exchange (as defined in the Exchange Agreement), resulting in the transfer of all of the B Shares held by Amex HoldCo. and each of the other Legacy Stockholders to the Issuer in exchange for the issuance by the Issuer to each such Legacy Stockholder of an equal number of shares of Class A Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The responses to Items 4 and 6 of this Amendment are incorporated into this Item 5 by reference.

(a) and (b) The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
American Express Company(2)	157,786,199	34.0%

(1)	Based on 464,369,867 shares of Class A Common Stock issued and outstanding, including 69,921,386 shares of Class A Common Stock issued and outstanding as of as of May 31, 2023 and giving effect to the 394,448,481 shares of Class B Common Stock issued and outstanding as of that date that were exchanged for an equal number of shares of Class A Common Stock in connection with the Corporate Simplification.

(2)	Consists of securities held of record by Amex HoldCo.

On May 27, 2022, Amex HoldCo. entered into a shareholders agreement with the Issuer, JerseyCo, Juweel and Expedia (as amended from time to time, the “Shareholders Agreement”). By virtue of the Shareholders Agreement and the obligations and rights thereunder, the Reporting Person may be deemed to be in a “group” with Juweel and Expedia for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing shall not be deemed an admission that such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Person expressly disclaims such group membership.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in shares of Class A Common Stock during the past sixty (60) days.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding the following:

The responses to Items 4 and 5 of this Amendment are incorporated into this Item 6 by reference.

In connection with the Corporate Simplification, the parties to the Exchange Agreement also entered into an amendment and waiver (the “Waiver”) pursuant to which, among other things, the parties thereto waived certain tax provisions of the Exchange Agreement in order to, among other things, permit the Issuer and each of the Legacy Stockholders to report the Corporate Simplification as a transaction qualifying for non-recognition treatment under Section 351 of U.S. Internal Revenue Code of 1986, as amended. Following the Corporate Simplification, because no B Ordinary Shares remain outstanding, the Legacy Stockholders are no longer entitled to receive Tax Distributions (as defined in the Shareholders Agreement).

The Issuer also entered into an amendment to the Business Combination Agreement with JerseyCo (the “BCA Amendment”) and a letter agreement amending the Shareholders Agreement (the “SHA Amendment”), to provide, among other things, that the C Ordinary Shares owned by the Legacy Stockholders will be, upon the Class A Common Stock meeting the price thresholds set forth in the Business Combination Agreement over the period of time set forth in the Business Combination Agreement, cancelled in exchange for shares of Class A Common Stock, rather than for B Shares which would be exchangeable for shares of Class A Common Stock under the Exchange Agreement. The BCA Amendment also provides that certain rights of holders of the C Ordinary Shares with respect to dividends and distributions and with respect to potential payments upon the winding up of JerseyCo that had been obligations of JerseyCo under its organizational documents prior to the Corporate Simplification are now direct obligations of the Issuer.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the BCA Amendment, the Waiver and the SHA Amendment, filed herewith as Exhibits 1, 2 and 3, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Amendment No. 1 to Business Combination Agreement, dated as of July 10, 2023, by and between Global Business Travel Group, Inc. and GBT JerseyCo Limited (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 10, 2023).

2.	Amendment and Waiver, dated as of July 10, 2023, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 10, 2023).

3.	Letter Agreement (Shareholders Agreement), dated as of July 10, 2023, by and among Global Business Travel Group, Inc., GBT JerseyCo Limited, American Express Travel Holdings Netherlands Coöperatief U.A., Juweel Investors (SPC) Limited and EG Corporate Travel Holdings LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on July 10, 2023).

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2023

/s/ Kristina V. Fink
Kristina V. Fink Corporate Secretary, American Express Company